UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended                                    Commission File Number

CENTURY MINING CORPORATION
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

1041
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

441 Peace Portal Drive
Blaine, Washington 98230
(360) 332-4653
(Address and telephone number of Registrant’s principal executive offices)

Brad Wiggins
Theodora Oringher Miller & Richman PC
2029 Century Park East, Sixth Floor
Los Angeles, CA 90067-2907
(310) 557-2009
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of class)

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form           ☐ Audited annual financial statements (previously filed)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐                                    No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐                                    No ☒

Forward-Looking Statements

This registration statement contains forward-looking information within the meaning of applicable securities laws. We use words such as “may”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Registrant of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management’s Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.

Differences in United States and Canadian Reporting Practices

We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this registration statement in accordance with Canadian disclosure requirements, which are different from those of the United States.  We prepare our financial statements, which are filed with this registration statement in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  They may not be comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 22 of our audited financial statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations, Contingent Liabilities and Commitments

We enter into operating leases in the normal course of business.  Substantially all lease agreements have fixed payment terms based on the passage of time.  Some lease agreements provide us with the option to renew the lease.  Our future operating lease obligations would change if we exercised theses renewal options and if we entered into additional lease agreements.   In addition we also enter into loan facilities as sources of financing.

Contractual Obligations as of December 31, 2006, in Canadian Dollars.

	TOTAL	During 2007	2008-2009	2010-2012	2013 +
Long term debt (1)	$13,614,972	$1,693,000	$3,386,000	$8,535,972	NIL
Capital lease obligations (2)	9,049,415	4,100,506	3,146,799	1,802,110	NIL
Reclamation provision (3)	4,351,612	359,000	1,148,000	1,009,800	1,834,812
TOTAL	$27,015,999	$6,152,506	$7,680,799	$11,347,882	$1,834,812

(1)                                 The long term debt obligation is recorded at the minimum required payments.  Additional payments may be required depending on the available cash flow of the Registrant.  Concurrently, the amount of the obligation will be discounted in the event of early retirement.  See Note 10 in the Consolidated Financial Statements for the Year Ended December 21, 2006 and 2005.

(2)                                 See Note 8 in the Consolidated Financial Statements for the Year Ended December 21, 2006 and 2005.

(3)                                 The reclamation provision is recorded here at the value at which the liabilities are expected to be settled.  The reclamation provision recorded on the Canadian GAAP balance sheet is valued at an amount that reflects a discount; accretion expenses will be recorded over the life of the obligation.  For additional information see Note 13 in the Consolidated Financial Statements for the Year Ended December 21, 2006 and 2005.

(4)                                 As detailed in Note 6 to the Consolidated Financial Statements for the year ended December 21, 2006 and 2005, the Registrant has entered into various exploration properties option agreements under which it is committed, if it exercises all options, to the following expenditures:

	Advance Royalty (US$)	Work Commitment (US$)	Claim Maintenance (US$)	Total (US$)
2007	$30,000	$185,502	$113,008	$328,511
2008	55,000	185,502	113,008	353,511
2009	55,000	185,502	113,008	353,511
2010	135,000	310,502	113,008	558,511
2011	135,000	310.502	113,008	558,511
	$410,000	$1,177,512	$565,040	$2,152,553

The Registrant has no material commitments pursuant to its current property lease agreements, and there is no penalty associated with a decision to forgo continued investment in these exploration properties.

Resource and Reserve Estimates

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 under the Securities Act of 1933.  Under SEC Guide 7 standards, a “final” or

“bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this registration statement and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Currency Disclosure

All currency amounts in this registration statement are stated in Canadian dollars unless otherwise indicated. On April 27, 2007, the Federal Reserve Bank of New York noon rate of exchange for conversion of United States dollars into Canadian dollars was U.S.$1.00 = Cdn$1.1152 or Cdn$1.00 = U.S. $0.8967.

Description of Securities Registered

In the Certificate of Continuance issued by Industry Canada under the Canadian Business Corporations Act, the securities of the Company are described as an “unlimited number of common shares without par value”.  Holders of the Company’s Common Shares are entitled to one vote for each Common Share held at all meetings of shareholders of the Company, to participate ratably in any dividend declared by the Board of Directors on the Common Shares, and are entitled to participate equally with all outstanding shares on any distribution of the Company’s assets on a winding-up, liquidation or dissolution of the Company.

Documents Filed as Part of This Registration Statement

The following documents, set forth in the Exhibits to this Form 40-F, are incorporated by reference in this Registration Statement:

Exhibit 1 — Press Releases of the Registrant
Document No.	Date of Document	Title of Document
1.1	February 6, 2006	News Release
1.2	February 21, 2006	News Release
1.3	February 23, 2006	News Release
1.4	February 27, 2006	News Release
1.5	March 1, 2006	News Release
1.6	March 13, 2006	News Release
1.7	March 14, 2006	News Release
1.8	March 20, 2006	News Release
1.9	March 28, 2006	News Release
1.10	March 29, 2006	News Release
1.11	March 30, 2006	News Release
1.12	March 31, 2006	News Release
1.13	April 6, 2006	News Release
1.14	April 19, 2006	News Release
1.15	April 28, 2006	News Release
1.16	May 1, 2006	News Release
1.17	May 1, 2006	News Release
1.18	May 9, 2006	News Release
1.19	May 10, 2006	News Release
1.20	May 17, 2006	News Release
1.21	May 18, 2006	News Release
1.22	May 19, 2006	News Release
1.23	May 23, 2006	News Release
1.24	May 29, 2006	News Release
1.25	June 9, 2006	News Release
1.26	June 22, 2006	News Release
1.27	June 26, 2006	News Release
1.28	July 11, 2006	News Release
1.29	July 19, 2006	News Release
1.30	August 8, 2006	News Release

1.31	August 15, 2006	News Release
1.32	August 17, 2006	News Release
1.33	August 21, 2006	News Release
1.34	September 7, 2006	News Release
1.35	September 20, 2006	News Release
1.36	September 27, 2006	News Release
1.37	October 5, 2006	News Release
1.38	October 16, 2006	News Release
1.39	October 19, 2006	News Release
1.40	October 31, 2006	News Release
1.41	November 2, 2006	News Release
1.42	November 10, 2006	News Release
1.43	November 17, 2006	News Release
1.44	November 20, 2006	News Release
1.45	November 22, 2006	News Release
1.46	November 29, 2006	News Release
1.47	December 6, 2006	News Release
1.48	December 18, 2006	News Release
1.49	January 3, 2007	News Release
1.50	January 4, 2007	News Release
1.51	January 8, 2007	News Release
1.52	January 16, 2007	News Release
1.53	January 29, 2007	News Release
1.54	February 5, 2007	News Release
1.55	February 15, 2007	News Release
1.56	March 7, 2007	News Release
1.57	March 15, 2007	News Release
1.58	March 22, 2007	News Release
1.59	March 29, 2007	News Release
1.60	April 13, 2007	News Release
1.61	April 16, 2007	News Release
1.62	April 19, 2007	News Release

1.63	April 20, 2007	News Release
1.64	May 7, 2007	News Release
1.65	May 16, 2007	News Release
1.66	May 16, 2007	News Release
1.67	May 21, 2007	News Release

Exhibit 2 — Material Change Reports of the Registrant
Document No.	Date of Document	Title of Document
2.1	March 13, 2006	Material Change Report
2.2	March 29, 2006	Material Change Report
2.3	March 30, 2006	Material Change Report
2.4	April 6, 2006	Material Change Report
2.5	May 17, 2006	Material Change Report
2.6	April 11, 2007	Material Change Report
2.7	May 7, 2007	Material Change Report
2.8	May 7, 2007	Material Change Report

Exhibit 3 — Annual and Interim Financial Statements, Management Discussion and Analysis and Certifications
Document No.	Date of Document	Title of Document
3.1	Undated (filed July 6, 2006)	Annual Report 2005
3.2	February 3, 2006	Notice of change of auditor
3.3	February 3, 2006	Letter from successor Auditor (Deloitte & Touche LLP)
3.4	February 6, 2006	Letter from former Auditor (BDO Dunwoody LLP)
3.5	Undated (Auditor’s report dated April 17, 2006)	Audited Consolidated Financial Statements for the years ended December 31, 2005 and December 31, 2004 together with Auditors’ Report dated April 17, 2006
3.6	April 28, 2006	Management Discussion & Analysis for the year ended December 31, 2005
3.7	May 1, 2006	Form 52-109F1 — Certification of Annual Filings — CEO
3.8	May 1, 2006	Form 52-109F1 — Certification of Annual Filings — Vice President, Investor Relations

3.9	Undated (filed May 30, 2006)	Unaudited Consolidated Interim Financial Statements for the three months ended March 31, 2006 and 2005
3.10	May 28, 2006	Management Discussion & Analysis for the period ended March 31, 2006
3.11	May 30, 2006	Form 52-109F2 — Certification of Interim Filings — CEO
3.12	May 30, 2006	Form 52-109F2 — Certification of Interim Filings — Vice President, Investor Relations
3.13	Undated (filed August 17, 2006)	Unaudited Consolidated Interim Financial Statements for the three and six months ended June 30, 2006 and 2005
3.14	August 16, 2006	Management Discussion & Analysis for the period ended June 30, 2006
3.15	August 16, 2006	Form 52-109F2 — Certification of Interim Filings — CEO
3.16	August 16, 2006	Form 52-109F2 — Certification of Interim Filings — Vice President, Investor Relations
3.17	Undated (filed November 20, 2006)	Unaudited Consolidated Interim Financial Statements for the three and nine months ended September 30, 2006 and 2005
3.18	November 16, 2006	Management Discussion & Analysis for the period ended September 30, 2006
3.19	November 16, 2006	Form 52-109F2 — Certification of Interim Filings — CEO
3.20	November 16, 2006	Form 52-109F2 — Certification of Interim Filings — CFO
3.21	Undated (Filed April 16, 2007)	Audited Consolidated Financial Statements for the years ended December 31, 2006 and December 31, 2005 together with Auditors’ Report dated March 26, 2007
3.22	March 29, 2007	Management Discussion & Analysis for the year ended December 31, 2006
3.23	April 16, 2007	Form 52-109F1 — Certification of Annual Filings — CEO
3.24	April 16, 2007	Form 52-109F1 — Certification of Annual Filings — CFO
3.25	Undated	Audited Consolidated Financial Statements for the years ended December 31, 2006 and 2005 with US GAAP Reconciliation

Exhibit 4 — Notices of Meeting and Management Information Circulars of the Registrant
Document No.	Date of Document	Title of Document
4.1	March 7, 2006	Notice of Meeting and Record Date (Computershare)
4.2	April 3, 2006	Notice of Annual and Special Meeting of Shareholders
4.3	April 3, 2006	Notice of Annual and Special Meeting of Shareholders and Management Information Circular for the 2006 Annual and Special Meeting of the Registrant

4.4	Undated (filed May 1, 2006)	Form of Proxy
4.5	March 6, 2007	Notice of Meeting and Record Date (Computershare)
4.6	April 11, 2007	Notice of Annual and Special Meeting of Shareholders
4.7	April 11, 2007	Notice of Annual and Special Meeting of Shareholders and Management Information Circular for the 2007 Annual and Special Meeting of the Registrant
4.8	Undated (filed April 18, 2007)	Form of Proxy
4.9	April 19, 2007	Certificate of mailing meeting materials to shareholders (Computershare)

Exhibit 5 — Technical Reports
Document No.	Date of Document	Title of Document
5.1	March 19, 2007	NI 43-101 Technical Report, San Juan Property Arequipa Department, Peru

Exhibit 6 — Material Contracts
Document No.	Date of Document	Title of Document
6.1	April 11, 2007	Shareholder Rights Plan Agreement

Exhibit 7 — Other
Document No.	Date of Document	Title of Document
7.1	February 10, 2006	Alternative Monthly Report (RAB Special Situations (Master) Fund Limited)
7.2	February 28, 2006	Initial Alternative Monthly Report (JPMorgan Asset Management (UK) Limited)
7.3	March 10, 2006	Alternative Monthly Report (RAB Special Situations (Master) Fund Limited)
7.4	April 10, 2006	Alternative Monthly Report (RAB Special Situations (Master) Fund Limited)
7.5	April 10, 2006	Early Warning Report (U.S. Global Investors, Inc.)
7.6	April 19, 2006	Early Warning Report (Scion Capital, LLC)
7.7	May 10, 2006	Early Warning Report (U.S. Global Investors, Inc.)
7.8	August 31, 2006	Addition of Recipient Agency (Stockwatch)
7.9	March 26, 2007	Letter to Shareholders
7.10	May 7, 2007	Annual Information Form dated May 7, 2007
7.11	May 16, 2007	Early Warning Report (Wega Mining ASA)
7.12	July 22, 2004	Industry Canada Certificate and Articles of Continuance

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.            Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.            Consent to Service of Process

Concurrent with the filing of this registration statement on Form 40-F, the Registrant is filing a Form F-X with the Commission.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.                             Title of Exhibit

Exhibits to this registration statement:

1.                                       Consent of Deloitte & Touche LLP

2.                                       Consent of Fred Barnard, Ph.D.

3.                                       Consent of Tracey J. Armstrong, P.Geo

4.                                       Consent of George A. Armbrust, PhD.

5.                                       Consent of Robert L. Sandefur, P.E.

6.                                       Consent of Kenneth L. Meyer

7.                                       Consent of George Cavey, P.Geo

Exhibits incorporated by reference into this registration statement:

1.                                       Press Releases of the Registrant

2.                                       Material Change Reports of the Registrant

3.                                       Annual and Interim Financial Statements, Management Discussion & Analysis and Certifications

4.                                       Notices of Meeting and Management Information Circulars of the Registrant

5.                                       Technical Reports

6.                                       Material Contracts

7.                                       Other

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement on Form 40-F, to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTURY MINING CORPORATION
Registrant

	By:	/s/ Margaret M. Kent
	Name:	Margaret M. Kent
	Title:	Chairman, President and Chief
Executive Officer
Date: May 25, 2007

Exhibit 1

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors of Century Mining Corporation

We consent to the inclusion in this annual report on Form 40-F of our auditors’ report dated March 26, 2007 (except as to Note 22 which is as of April 30, 2007), on the consolidated balance sheets of Century Mining Corporation (“the Company”) as at December 31, 2006 and 2005, and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2006 and 2005 which is incorporated by reference in this initial registration statement on Form 40-F of the Company for the fiscal year ended December 31, 2006.

Deloitte and Touche LLP
Independent Registered Chartered Accountants
Vancouver, BC
May 18, 2007

Exhibit 2

CONSENT OF AUTHOR

                I hereby consent to the reliance in this registration statement on Form 40-F (“Registration Statement”) of Century Mining Corporation (the “Company”) on my report dated March 19, 2007, entlitled “NI 43-101 Technical Report, San Juan Property, Arequipa Department, Peru”, which the Company has referred to as Document No. 5.1 under “Exhibit 5 – Technical Reports”, included in this Registration Statement.

/s/ Fred Barnard
Fred Barnard, Ph. D.
California Professional Geologist #7432
Chlumsky, Armbrust & Meyer, LLC
200 Union Blvd Suite 430
Lakewood, CO 80228

April 24, 2007

Exhibit 3

CONSENT OF AUTHOR

I hereby consent to the reliance in this registration statement on Form 40-F (“Registration Statement”) of Century Mining Corporation (the “Company”) on my report titled “Technical Report for the Sigma-Lamaque Complex, Bourlamaque Township”, and dated September 30, 2004, which the Company has referred to in its Annual Information Form included in this Registration Statement.

/s/ Tracy J. Armstrong

Tracy J. Armstrong, P.Geo
T.J. Armstrong Geological Consulting Inc.
2007-22 Chemin Georgeville
Magog QC   J1X 3W4

Dated this 3rd Day of May, 2007

Exhibit 4

CONSENT OF AUTHOR

                I hereby consent to the reliance in this registration statement on Form 40-F (“Registration Statement”) of Century Mining Corporation (the “Company”) on my report dated November 29, 2005, entlitled “Technical Report, Sigma-Lamaque Complex, Quebec Canada”, which the Company has referred to as Document No. 5.2 under “Exhibit 5 – Technical Reports”, included in this Registration Statement.

/s/ George A. Armbrust
George A. Armbrust, Ph. D., CPG

Chlumsky, Armbrust & Meyer, LLC
200 Union Blvd Suite 430
Lakewood, CO 80228

April 26, 2007

200 Union Boulevard, Suite 430

Lakewood, Colorado 80228

Telephone: 303-716-1617

Fax 303-716-3366

Exhibit 5

CONSENT OF AUTHOR

I hereby consent to the reliance in this registration statement on Form 40-F (“Registration Statement”) of Century Mining Corporation (the “Company”) on my report dated November 29, 2005, entitled “Technical Report, Sigma-Lamaque Complex, Quebec Canada”.

/s/ Robert L. Sandefur
Robert L. Sandefur, P.E.

Chlumsky, Armbrust & Meyer, LLC
200 Union Blvd Suite 430
Lakewood, CO  80228

April 24, 2007

Exhibit 6

CONSENT OF AUTHOR

I hereby consent to the reliance in this registration statement on Form 40-F (“Registration Statement”) of Century Mining Corporation (the “Company”) on my report dated November 29, 2005, entitled “Technical Report, Sigma-Lamaque Complex, Quebec Canada”.

/s/ Kenneth L. Meyer
Kenneth L. Meyer

Chlumsky, Armbrust & Meyer, LLC
200 Union Blvd Suite 430
Lakewood, CO  80228

April 24, 2007

Exhibit 7

OREQUEST CONSULTANTS LTD. 306 - 595 Howe Street Vancouver, BC - Canada V6C 2T5 TEL-604.688.6788 FAX-604.688.9727 EMAIL-orequest@orequest.com

Century Mining Corporation
441 Peace Portal Drive
Blaine, Washington
USA
87230

ISSURER: Century Mining Corporation (the “Company”)

TECHNICAL REPORT: “Summary Report on the Ladner Creek Property, New Westminster Mining Division, Hope, British Columbia for Tamerlane Ventures Inc.” dated April 24, 2003 (the Technical Report)

I, George Cavey, P.Geo., hereby grant my consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report including the inclusion of the report in the Company’s Form 40-F (“Registration Statement”) and Annual Information Form.

Dated this 11th day of May, 2007.

/s/ George Cavey

George Cavey, P.Geo.
President
OreQuest Consultants Ltd.